April 16, 2026

Rebecca House
Senior Vice President
ROCKWELL AUTOMATION, INC
1201 South Second Street
Milwaukee, Wisconsin 53204

       Re: ROCKWELL AUTOMATION, INC
           10-K filed November 12, 2025 File No. 001-12383
Dear Rebecca House:

       We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Industrial
Applications and Services